Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No. 001-08661

The following message from ACE Limited Chairman and Chief Executive Officer Evan Greenberg was sent to employees of ACE Limited on July 1, 2015.

Dear colleagues,

Moments ago, we announced that the Boards of Directors of ACE and Chubb approved a definitive agreement under which ACE will acquire Chubb for $28.3 billion. Attached is the news release we issued announcing the transaction. I want to share with you some of my thoughts about this historic combination of two world-class insurance companies and what it means for all of us.

ACE and Chubb together will create a global P&C powerhouse with highly complementary business lines, distribution channels, customer segments and underwriting skills. In the U.S., where Chubb has a substantial presence, the combination makes us a leading insurer of business, from the large corporate segment to the middle market, with a broad variety of coverages. Together we become the second largest commercial insurer in the U.S. We are both major providers of high-net-worth coverage – in fact, Chubb is the leading provider. Internationally, where ACE is a truly global insurer with extensive presence in 54 countries, Chubb’s operations in 25 markets will add to our presence and capabilities and position us to better pursue important market opportunities globally. The combined company will be a top-tier leader in a number of global specialty and traditional products such as professional lines, risk management, workers compensation, A&H and other property and general casualty lines.

Chubb’s strong distribution relationships in the U.S. through independent agents will complement our traditional strength in P&C brokerage. Globally, the combined company will serve commercial customers of all sizes and shapes – from the largest corporations with complex multinational exposures to the complete spectrum of middle market and small commercial companies. The insurance needs of individuals and their families will be served with a broad array of products and improved capability.

We remain a growth company with enhanced earning power – the combined organization will create vast new opportunity given the increased capabilities for our customers, our distribution partners, and our employees. There will also be substantial efficiencies to be gained from the combination of the two companies that will create the means to improve our competitive profile and the ability to invest in more technology, products and people. As I said in the press release, we will take advantage of each other’s strengths and emerge stronger together with much greater earning power than the sum of the two companies separately.

Thank you

Before I go any further, I want to thank all of you, my colleagues. The journey that we have been on for the last 12 years – what we have built together including our capabilities, presence, culture and reputation, and the great company we have become – has made this possible. So thank you, sincerely, for getting us to this momentous day. It is one thing to buy and quite another to integrate and manage well. I would not have had the confidence to take this on if I did not have such great faith in our organization’s capabilities and culture. My pride and confidence in our company and in all of you have never been greater.

Upon completion of the transaction, it will be an honor for me, together with ACE’s current management team and colleagues from Chubb, to lead this new organization. I will serve as Chairman and CEO of the combined company. John Finnegan, Chubb’s current Chairman, President and CEO, has agreed to serve as Executive Vice Chairman for External Affairs of North America, and will assist me with integration. He will not have operating responsibilities.

The ACE culture, the Chubb name, a new brand

As you saw in the announcement, the combined organization will change its name to Chubb in acknowledgment of the distinctiveness and great recognition of its brand in the U.S. Giving up our name was not an easy decision for me. I’m sure many of you will ask, “But what about the ACE name and what about the ACE culture?

Our name is a symbol of who we are. We have great pride in our accomplishments and identify our feelings for who we are with our name. I, like you, need to separate from this symbol. In changing our name, I am sincerely respectful and deeply mindful of who we are and not in any way attempting to insult or offend our culture. We will preserve our cultural identity and our values – we will remain a meritocracy and our culture will be transcendent in the new organization.

At the same time, ACE is acquiring Chubb, a great name and a great, venerable company. They are deservedly proud people, too, and have a strong culture with many attributes. And so we need to be gracious. We will complement each other not only in our business lines but also in our cultural strengths. Look at it this way – we covet what we have built; we must also covet and respect what Chubb has built. The ACE way – optimism, drive, discipline and hard work – has served us well. We are and remain a can-do company.

Fortunately, we share a great mutual respect – we are both conservative in how we take and manage risk and in how we manage our balance sheets. At our core, we are both underwriting companies that prize superior financial performance. I firmly believe Chubb’s talented people will be a great addition to the ACE family.

And so be patient – stay tuned. A new Chubb brand – the visual expression of our combined companies’ cultures and how we will deliver on our promises to our customers and business partners around the globe – will soon emerge.

Employee conference call tomorrow at 10 a.m. Eastern

I know you may have questions about this transaction and what it means. At the appropriate times, we look forward to communicating with you about our plans to make our vision of this great combined company a reality. Our first opportunity to do so is a global employee conference call tomorrow, Thursday, July 2, at 10 a.m. Eastern Time. You will get the details in your Outlook calendars and more information can be found on ACE Global Village.

We expect the transaction will close in the first quarter of 2016. I expect it will be a long road. Both companies’ shareholders must vote their approval. Regulators around the world must approve the transaction. In parallel, at the appropriate time, we will make plans for successful integration. We have an excellent track record at ACE successfully integrating around 15 acquisitions we have made over the last 12 years. Integration with two companies the size of ACE and Chubb, however, won’t be easy for either company.

In the meantime, we have a company to run, customers and distribution partners to serve, strategies to execute, and results to produce. I need your best efforts. I need you to remain focused on what we do best. Carry yourselves with pride. Be excited, but also be humble and welcoming to your future colleagues. Show them a generosity of spirit. Show them the ACE way. Be mature in your discussions. And never lose your can-do attitude.

We will now create between us something new and very special.

Sincerely,

Evan

P.S. We expect today’s announcement will lead to increased interest in ACE from external parties, and it is important we speak with one voice on this matter. Media inquiries should be forwarded to Jeff Zack at jeffrey.zack@acegroup.com or (212) 827-4444. Investor inquiries should be forwarded to Helen Wilson at helen.wilson@acegroup.com or (441) 299-9283.

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.